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                                  UNITED STATES                 --------------------------------
                       SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                             Washington, D.C. 20549             --------------------------------
                                                                OMB Number:           3235-0058
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                                   FORM 12b-25                  --------------------------------
                                                                         SEC FILE NUMBER
                                                                            000-51578
                                                                --------------------------------
                           NOTIFICATION OF LATE FILING                     CUSIP NUMBER
                                                                            229050109
                                                                --------------------------------
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(Check one):    |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |_| Form 10-QSB
                |_| Form 10-D    |_| Form N-SAR |_| Form N-CSR

                For Period Ended: ______March 31, 2007

                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR

                For the Transition Period Ended:
                                                --------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION



                                 CRYOPORT, INC.
--------------------------------------------------------------------------------
                             Full Name of Registrant

                                       N/A
--------------------------------------------------------------------------------
                            Former Name if Applicable

                                451 ATLAS STREET
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            Address of Principal Executive Office (Street and Number)

                                 Brea, CA 92821
--------------------------------------------------------------------------------
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
    |
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
|X| |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 1 0-Qorsubject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if . applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant is in process of completing the report, however, the Registrant requires additional time to complete the financial statements required by the Registrant's Annual Report on Form 10-KSB (the "Form 10-KSB"). As a result, the Registrant will not be able to timely file the Form 10-KSB without unreasonable effort and expense.

      The Registrant anticipates it will be able to file the Form 10-KSB within the extension period permitted by this filing.


(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Dee S. Kelly 714-256-6100 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                 |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Registrant's cash restrictions throughout the past fiscal period has resulted in operating constraints that have caused limitations on resources, product availability and generation of revenues. The registrant anticipates that the financial results will be completed and the Form 10-KSB filed within the extension period permitted by this filing. See estimate of the results in attachment to this filing.


                                 Cryoport, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 29, 2007                   By: /s/ Dee S. Kelly
     ---------------------                  --------------------------
                                            Dee S. Kelly, Vice President Finance

PART IV -- OTHER INFORMATION

(3) Explanation of Significant Changes in Operating Results for the year ended March 31, 2007 versus the year ended March 31, 2006.

Except for the historical information contained herein, the matters addressed in this Notification of Late Filing on Form 12b-25 ("Form 12b-25") contain statements which constitute "forward-looking statements," including whether the Annual Report on Form 10-KSB can be filed within the extension period permitted by this filing and the anticipated financial results discussed below. Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," and variations or similar expressions. These forward-looking statements are subject to a variety of risks and uncertainties many of which are beyond our control, which could cause actual results to differ materially from those anticipated by us. In addition, the information set forth in the reports we file from time to time with the SEC describe certain additional risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. You should not place undue reliance on any of these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unexpected events.

Net Sales. During the year ended March 31, 2007 the Company generated $67,103 from reusable shipper sales compared to revenues of $152,298 during the year ended March 31, 2006, a decrease of $85,195 (55.9%). This revenue decrease is primarily due to the Company's shift in its sales and marketing focus during the fiscal 2007 from the reusable shipper product line to the further development and planned product launch of the CryoPort Express(R) One-Way Shipper System for its introduction into the biopharmaceutical industry sector and to the delays in the Company's securing adequate funding for the manufacturing and marketing launch of the new product line. Additionally, continued product manufacturing upgrades slowed production activities of the reusable shippers.

Cost of Sales. Cost of sales for the year ended March 31, 2007 decreased $145,289 (46.0%) to $176,939 from $315,650 for the year ended March 31, 2006 as the result of decreased sales volumes related to the shift in sales and marketing focus to the CryoPort Express(R) One-Way Shipper System and to increased production overhead efficiencies related to the Company's continued cost containment efforts. During both periods, cost of sales exceeded sales due to fixed manufacturing costs and plant underutilization.

Gross Loss. Gross loss for the year ended March 31, 2007 decreased by $53,516 (32.8%) to $109,836 compared to $163,352 for the year ended March 31, 2006. The decrease in the gross loss is due to increased production overhead efficiencies as a result of the Company's continued cost containment efforts.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $876,140 (85.6%) to $1,899,228 for the year ended March 31, 2007 compared to $1,023,088 for the year ended March 31, 2006 due mainly to increased general and administrative costs of $1,021,209 which were offset by decreased selling expenses of $145,069. The increase in general and administrative expenses was primarily related to warrants issued to employees and directors during fiscal 2007 and their associated charges of $1,177,768 recorded in accordance with the provisions of SFAS 123(R) which were offset by decreases of $98,710 in consulting and outside services, $41,033 in legal and accounting fees, and $15,933 in other administrative overhead expenses. The decrease in sales expenses was primarily related to decreased expenses of $50,633 in advertising and trade shows, $48,440 in consulting fees, $36,540 in salaries and related and $9,456 in general sales expenses. The expense reductions in sales, general and administrative expenses are the result of continued cost containment measures taken by the Company to minimize overhead expenditures during the product development and launch preparation for the CryoPort Express(R) One-Way Shipper System.

Research and Development Expenses. Research and development expenses decreased by $166,630 (65.5%) to $87,857 for the year ended March 31, 2007 as compared to $254,487 for the year ended March 31, 2006 in relation to the progression of the research and development activity for the CryoPort Express(R) One-Way Shipper System and to the continuation of cost containment measures taken by the Company to minimize overhead expenditures during the product development and launch preparation for the CryoPort Express(R) One-Way Shipper System. These research and development expense decreases included $85,533 in salaries and consulting services expenses, $32,959 in equipment depreciation, $30,130 in prototype and testing expenses, and $18,008 in travel and other research and development overhead costs.

Interest Expense. Interest expense increased by $147,361 (183.3%) to $227,738 for the year ended March 31, 2007 as compared to $80,377 for the year ended March 31, 2006 as the result of $93,503 of financing expenses related to the convertible debentures, consisting of $76,529 of amortization of deferred financing fees and debt discounts and $6,073 accrued interest, to $47,729 of interest expense related to the short term financing loan from Ventana Group, LLC utilized by the Company in fiscal 2007, and to $6,129 for other financing expenses of the Company.

Net Loss. As a result of the factors described above, the net loss for the year ended March 31, 2007 increased by $804,158 (52.8%) to $2,326,259 or ($0.08) per share compared to $1,522,101 or ($0.05) per share for the year ended March 31, 2006.